EXHIBIT 12.1

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES FOR THE KROGER CO. AND CONSOLIDATED SUBSIDIARY COMPANIES FOR THE FIVE FISCAL YEARS ENDED JANUARY 29, 2011

	January 29, 2011 (52 weeks)	January 30, 2010 (52 weeks)	January 31, 2009 (52 weeks)	February 2, 2008 (52 weeks)	February 3, 2007 (53 weeks)
Earnings:
Earnings before tax expense	$1,734	$589	$1,967	$1,888	$1,759
Fixed charges	826	881	872	855	870
Capitalized interest	(7)	(10)	(11)	(14)	(13)

Pre-tax earnings before fixed charges	$2,553	$1,460	$2,828	$2,729	$2,616

Fixed charges:
Interest	$455	$512	$496	$488	$500
Portion of rental payments deemed to be interest	371	369	376	367	370

Total fixed charges	$826	$881	$872	$855	$870

Ratio of earnings to fixed charges	3.1	1.7	3.2	3.2	3.0